December 1, 2014

Via EDGAR Correspondence

Ms. Sandra B. Hunter

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Republic of Chile
Post-Effective Amendment No. 2 to Schedule B
File No. 333-183920
Filed November 12, 2014

Dear Ms. Hunter:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 26, 2014, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) of the Republic of Chile (the “Republic” or “Chile”). With this letter, Chile is filing its Post-Effective Amendment No. 3 to the Registration Statement (“Post-Effective Amendment No. 3”).

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your November 26 letter, and provided responses immediately below the comments.  Capitalized terms used but not defined shall have the meaning set forth in the Registration Statement.

We make page references in the responses set forth below as indicated to the pages in the Post-Effective Amendment No. 3, as filed electronically via EDGAR on the date hereof.

General

1.                                      To the extent possible, please update all statistics and information in the registration statement to provide the most recent data.

In response to the Staff’s comments, the Republic has advised that it has included the most recent statistical data available in the Post-Effective Amendment No. 3.

About This Prospectus, page 1

2.                                      Please revise the second paragraph or provide additional disclosure to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws.

In response to the Staff’s comment, the Republic has deleted the second paragraph under the section “About this Prospectus.”

Political Parties, page 9

3.                                      We note your disclosure that a reform aimed at changing the Chilean electoral system from a binomial voting system to a semi-proportional voting system has been approved by the Chamber of Deputies and is pending approval by the Senate.  Please revise to clarify whether such a reform would be subject to a referendum.

In response to the Staff’s comment, the Republic has clarified that the electoral system reform will become effective upon approval by the Senate.  Please see page 9 of the Post-Effective Amendment No. 3.  The normal legislative process in Chile does not involve calling for a referendum and this vote is not an exception.

Mining, page 29

4.                                      We note you indicate that foreign investment in the mining sector in 2011, 2012 and 2013 totaled US $17.9 billion, US $12.3 billion and US $2.2 billion, respectively.  Please expand your disclosure under this heading to explain the decrease in foreign investment in the mining sector in 2013.

In response to the Staff’s comment, the Republic has revised the disclosure to provide the primary reasons behind the decrease in foreign investment in the mining sector between 2011 and 2013.  Please see page 30 of the Post-Effective Amendment No. 3.

Services Sector, page 32

Oil and Gas, page 33

5.                                      Please revise to present the total amount of oil and gas produced in relation to the total amount used and the total amount imported.

In response to the Staff’s comment, the Republic has revised the disclosure to provide figures for the amount of crude oil produced, refined and imported, as well as figures for the amount of natural gas processed and produced in Chile.  Please see page 33 of the Post-Effective Amendment No. 3.

Trade and Catering, page 35

6.                                      Please revise to disclose 2013 revenues for the tourism industry.

In response to the Staff’s comment, the Republic has advised that revenue figures for the tourism industry are currently not available for any periods after 2012.  Although GDP data is generally prepared and disclosed by the Chilean Central Bank on a regular basis, its information regarding tourism is compiled by the National Service of Tourism (Servicio Nacional de Turismo) in the trade and catering line item.  For that item, the data for 2012 is the most current.

Financial Services, page 37

7.                                      We note you disclose the consolidated market capitalization of the MILA and the stock exchanges in Brazil and Mexico as of August 2014, according to the Iberoamerican Federation of Stock Exchanges.  Please correct these figures to present in billions of U.S. dollars.

In response to the Staff’s comment, the Republic has corrected these figures to present the data in billions of U.S. dollars.  Please see page 37 of the Post-Effective Amendment No. 3.

Communications, page 38

8.                                      We note you disclose “Internet per 100 inhabitants” in your Summary Telecommunications Sector Information table on page 39.  Please revise to clarify what “Internet per 100 inhabitants” means.

In response to the Staff’s comment, the Republic has added an explanatory footnote in its Summary Telecommunications Sector Information Table to provide the method used to calculate “Internet per 100 inhabitants.”  Please see page 40 of the Post-Effective Amendment No. 3.

Privatization Program, page 42

9.                                      We note your disclosure that there were 30 principal privatizations in different sectors between 1990 and 2008.  To the extent applicable, please revise to update.

In response to the Staff’s comment, we note that the Republic has described all material privatizations to date.  We draw the Staff’s attention to the description of the privatizations in 2011 and 2012, described on page 44 of the Post-Effective Amendment No. 3.  The Republic has confirmed that no other material privatizations occurred after 2012.

Educational Reforms, page 49

10.                               Please revise your disclosure to explain the purpose of the Education Fund.

In response to the Staff’s comment, the Republic has included a description of the purpose of the Education Fund.  Please see page 51 of the Post-Effective Amendment No. 3.

Modernization of the State, page 51

Innovation Fund for Competitiveness, page 51

11.                               Please revise to briefly clarify how the Regional Fund for Competitiveness differs from the Innovation Fund for Competitiveness.

In response to the Staff’s comment, the Republic has revised the disclosure to delete the term “Regional Fund for Competitiveness.”  The revised disclosure describes how the Innovation Fund for Competitiveness has designated funds since 2013 for use specifically for Chile’s Regions.  Please see page 52 of the Post-Effective Amendment No. 3.

Merchandise Trade, page 56

12.                               We note the detailed disclosure you provide in your Exports of Goods (FOB) table on page 58.  Please expand your Imports of Goods (CIF) table on page 59 to provide greater details.

In response to the Staff’s comment, the Republic has expanded the table disclosing Imports of Goods (CIF) for the relevant periods.  Please see page 59 of the Post-Effective Amendment No. 3.

Foreign Direct Investment (FDI), page 61

13.                               Please revise this section to disclose foreign direct investment figures for 2013, or explain.

In response to the Staff’s comment, the Republic has advised that data for foreign direct investment made under the DL 600 regime are not available for any period after 2012.

Stock Exchanges, page 80

14.                               In the “Indicators for the Santiago Stock Exchange” table on page 81, please clarify the meaning of the terms “IGPA” and “IPSA.”

In response to the Staff’s comment, the Republic has added explanatory footnotes to the table entitled “Indicators for the Santiago Stock Exchange” to describe the IGPA and IPSA indices.  Please see page 81 of the Post-Effective Amendment No. 3.

Pension Funds and the Chilean Pension System, page 82

15.                               We note your disclosure that since its inception through December 31, 2011 the pension system has averaged annual returns on the assets under management of 9.3%.  Please revise to update or explain.

In response to the Staff’s comment, the Republic has updated the disclosure to provide the average annual returns on assets under management in the pension system through September 30, 2014.  Please see page 82 of the Post-Effective Amendment No. 3.

Budget Law and Political Initiatives, page 93

16.                               Please expand footnote 2 to the Public Sector Finances table on page 94 to explain why you exclude transfers from Codelco from the copper revenues line item.

In response to the Staff’s comment, the Republic has expanded footnote 2 to explain why transfers from Codelco under Law No. 13,196 are excluded from the copper revenues line item.  Please see page 94 of the Post-Effective Amendment No. 3.

Government-owned Enterprises, page 106

17.                               Please revise this section to provide revenues and net income/loss for each of the government-owned enterprises.

In response to the Staff’s comment, the Republic has included net operating revenues and net income/loss for each of Banco Estado, Codelco, ENAP, Enami, EFE and Metro in tabular format on page 106 of the Post-Effective Amendment No. 3.

Debt Securities, page 120

Meetings, Modifications and Amendments, page 125

18.                               Please revise the caption to separately refer to the collective action clause.

The Republic has updated its disclosure in respect of debt securities being offered under the Registration Statement to reflect recent developments relating to sovereign debt documentation generally.  Nevertheless, in response to the Staff’s comment, the Republic has renamed the referenced sub-section as follows:  “Meetings, Amendments and

Waivers—Collective Action.”  Please see page 125 of the Post-Effective Amendment No. 3.

Global Securities, page 129

Cross-Market Transfer, Clearance and Settlement, page 130

19.                               Please delete the statement that “Chile takes no responsibility for...the accuracy of this description” because it is responsible for all of the disclosure included in the registration statement.

In response to the Staff’s comment, the Republic has deleted the referenced clause.  Please see page 130 of the Post-Effective Amendment No. 3.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

***

We are grateful for your assistance in this matter. Please do not hesitate to call me at +1 (212) 225 2208 or +54 11 5556 8901 with any questions that you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Andrés de la Cruz
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP